Proxy Memo / Exempt Solicitation May 14, 2019

End Amazon’s Unequal Vote-Counting

To:	Amazon Shareholders

Subject:	End unequal vote-counting practices that handicap shareholders

Action:	Vote FOR Proposal #15, proxy page 38

AGM:	May 22, 2019 @ 9:00am in Seattle, WA

Contact:	Bruce Herbert, aif Investor Voice, spc team-at-investorvoice.net

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Fact: Amazon uses two vote-counting formulas in its proxy.1 One favors reelection of Board members. The other formula undercounts support for shareholder-sponsored proposals (in a practice known as “formula-swapping”). The difference lies in how abstain votes are counted.

	(1) For the Board Election:		(2) For Shareholder Items:
	Simple-Majority		Amazon’s
	Formula		Formula
vs:
votes:	FOR		FOR
votes:	FOR + AGAINST		FOR + AGAINST + ABSTAIN

Simple math: When abstentions are added to the denominator (i.e., below the line) it automatically reduces the final vote percentage. This effectively stacks the deck against shareholders. It is unwarranted, and it harms shareholder best interest.

A striking example: At one company, a winning 56.2% simple-majority vote on proposed disclosure of political spending was transformed into a 34.2% “failing” vote (22 points lower) because the company employed formula-swapping. The company was Plum Creek Timber (PCL).2

Amazon.com Exempt Solicitation | Page 2 of 4

A.	Context for this Proposal

1.	Amazon’s high-tech peers Facebook, Apple, and Microsoft count all shareholder votes using a fair, simple-majority standard.

2.	Policy 3.7 of the Council of Institutional Investors (CII) declares that “abstentions should be counted only for purposes of a quorum” (emphasis added).

3.	Institutional Shareholder Services has written: “ISS believes that a simple majority of voting shares should be all that is necessary to effect change regarding a company and its governance provisions.”

Resolved: Shareholders ask the Board of Amazon.com, Inc. to take steps to amend Company governing documents to provide that all non-binding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item. This policy would apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

4.	A Simple-Majority formula is mandated by the U.S. Securities and Exchange Commission (SEC) for use in determining whether a proposal qualifies for resubmission.

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The Oxford English Dictionary

defines Abstain as:	To formally decline to vote either for or against a proposal or motion.

B.	Amazon Curtails Investor Choice

With a Simple-Majority standard (only FOR and AGAINST in the formula), investors have four possible choices when it comes to casting their ballot on a shareholder proposal:

1.	Vote FOR	= ignoring the Board’s recommendation

2.	Vote AGAINST	= following the Board’s recommendation

3.	Vote ABSTAIN	= neutral, neither for nor against (as defined by the OED)

4.	Leave blank	= Amazon votes it following the Board’s recommendation

With a simple-majority standard, each of the three voting options (besides leaving blank) is not only viable and unique, together they form a nuanced, meaningful, and distinct set of tools for ‘sending a message’. These tools allow every investor to clearly signal intent.

However, when Amazon includes abstentions in the formula on shareholder proposals through formula-swapping, #3 can no longer be used to send a distinct message because it gets counted in line with the Board’s recommendation, just as #2 and #4 do.

This diminishes the range of investor choice and further tilts voting in Management’s favor – all of which can happen without the shareholder ever being aware that votes are being co-opted.

Amazon’s form of governance neglects voter intent while limiting an investor’s ability to send a clear message. This thwarts investor choice and harms shareholder best interest.

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C.	Amazon Moots the Utility of an Abstain Vote

Shareholders can have many reasons to abstain, though often this involves seeking to ‘send a message’ that the investor:

1.	Wants Management to pay close attention to the issue, signaling this by not following a Board recommendation to vote AGAINST.

2.	May like the proposal generally, but doesn’t yet know enough to actively support it; or hasn’t yet had time to make the rounds of the institution to arrive at full buy-in.

3.	May look favorably on the proposal’s core concept, but would like to see it expressed or implemented differently.

4.	Is genuinely agnostic and chooses to not register a vote.

Regardless of an investor’s intent, recharacterizing all abstentions so as to offset FOR votes eliminates the abstain vote’s utility. It advantages Board and Management, and it partially disenfranchises shareholders.

Amazon’s governance policy choices disadvantage shareholders in two ways:

•	As detailed above, Amazon’s use of formula-swapping effectively converts abstentions into votes AGAINST any shareholder-sponsored proposal.

•	Amazon’s proxy stipulates that “in the absence of directions” a returned ballot “will be voted in accordance with the Board’s recommendations”.[3] Thus, when an item is left blank, Management captures that vote.

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D.	Rebuttal to Amazon: Why Equal Vote-Counting Matters

The Company’s response4 to this shareholder Proposal includes a number of questionable and possibly misleading assertions. For example:

Misleading:	Amazon suggests that relatively small differences in outcome are inconsequential.

Due to formula-swapping, a number of U.S. companies have undermined more than one hundred shareholder proposals.5 These proposals earned a legitimate majority vote under a simple-majority standard but were dismissed by the companies as having “failed” to pass.

A majority of these votes were subverted by an “abstention gap” between the two formulas smaller than 4%.

Misleading:	“[Our] vote-counting methodology...does not inherently favor proposals submitted by the Board over proposals submitted by shareholders.”

The company’s statement omits a crucial exception to the rule: It is clear that Management’s Board election proposal ignores abstentions (to the Board’s benefit), while the formula on shareholder items includes them (to shareholders’ detriment).

Amazon.com Exempt Solicitation | Page 4 of 4

Misleading:	“[The Proposal’s] methodology...would...disenfranchise...voters who chose to abstain”

As detailed above, the reality is that a simple-majority standard grants investors an additional option for expressing intent – one that is eliminated under Amazon’s chosen protocol.

Misleading:	Amazon implies its voting protocol is mandated by Section 216 of Delaware law.[6]

In fact, various options are available under Delaware law, not just the one that Amazon employs. In stark contrast to being mandated, Amazon’s protocol is the least shareholder-friendly approach permitted under Delaware law.

Misleading:	Amazon states that the Proposal’s request “would remove one of the voter’s three options”.

In fact, a simple-majority standard not only allows abstain votes, it gives them a uniquely distinct meaning. This meaning is voided under Amazon’s policy.

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Conclusion: Amazon’s Double Standard

Companies understand that public perceptions count. It is readily apparent, but not widely known, that Amazon employs a double standard. It stacks the voting deck against shareholders in a way that makes it more difficult for shareholder proposals to succeed.

Under a simple-majority standard, the abstain vote constitutes a real, distinct, and useful third choice for investors. It is a choice that delivers genuine message-sending power.

Under Amazon’s policy, however, the abstain vote is effectively eliminated and converted to be identical to two other options. These three options each benefit Management by reducing the appearance of support for every issue raised by shareholders.

Therefore,

Please vote FOR item #15

to end Unequal Vote-Counting at Amazon

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Note: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Investor Voice is not able to vote your proxies, nor does this communication contemplate such an event. Investor Voice urges shareholders to vote FOR Item number 15 following the instructions provided on the management’s proxy mailing.

[1]	See Voting Standard on page 2 of the 2019 proxy which reads, in part: “Abstentions...will have no effect on the outcome of the [Board] election”; and “For all other matters...[abstentions] are counted as present at the Annual Meeting and entitled to vote”.
[2]	PCL later adopted a simple-majority standard in response to a shareholder proposal like this one.

Click to see PCL’s Revised Proxy or the Form 10-Q for voting results related to the 5/11/05 AGM.

[3]	See Proxy Voting on page 1 of the 2019 proxy.
[4]	The Proposal and company Statement in Opposition appear as Item 15 commencing on page 38 of Amazon’s 2019 proxy
[5]	See “The Outsized Impact of Counting Abstentions on Shareholder Proposals”, Corporate Secretary, March 2015.
[6]	Amazon is incorporated under the laws of the state of Delaware.